Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
EXELIXIS, INC.

MICHAEL M. MORRISSEY hereby certifies that:

1.    The original name of this corporation is Exelixis Pharmaceuticals, Inc. and the date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware is November 15, 1994.

2.    He is the duly elected and acting President and Chief Executive Officer of Exelixis, Inc., a Delaware corporation (the “Corporation”).

3.    The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by amending Article V.A, Section 3 thereof to read in its entirety as follows:

“3. Election of Directors. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances and the remaining provisions of this section 3, until the Corporation’s 2020 annual meeting of stockholders, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. At each annual meeting of stockholders held following the closing of the initial public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock to the public (the Initial Public Offering) and prior to or at the Corporation’s 2019 annual meeting of stockholders, each director was elected for a three year term, expiring at the third annual meeting of stockholders following his or her election. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the term of each director then in office shall expire at the Corporation’s 2020 annual meeting of stockholders, notwithstanding that such director may have been elected for a term that extended beyond the date of such annual meeting. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, commencing at the Corporation’s 2020 annual meeting of stockholders, each director elected at such meeting and at each annual meeting of stockholders thereafter to succeed those directors whose terms then expire shall be elected for a term expiring at the next annual meeting of stockholders following their election.

Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.”

4.    The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended by amending Article V.A, Section 4 thereof to read in its entirety as follows:

“4. Removal of Directors. Subject to the rights of the holders of any series of Preferred Stock then outstanding, any director or the entire Board of Directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors.”

5.    All other provisions of the Amended and Restated Certificate of Incorporation of the Corporation shall remain in full force and effect.

6.    This amendment of the Amended and Restated Certificate of Incorporation of the Corporation was duly approved by the Board of Directors and the stockholders of the Corporation in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Exelixis, Inc. has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 22nd day of May, 2019.

EXELIXIS, INC.

By: /s/ MICHAEL M. MORRISSEY
Michael M. Morrissey
President and Chief Executive Officer